SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

NUGEN HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

67051V 108

(CUSIP Number)

Ronald Takamura
PO BOX 1022
Oxon Hill, MD 20750
(301) 661-0021

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67051V 108	13D	Page 2 of 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Takamura
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
7,987,182
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
7,987,182(1)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,987,182
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 67051V 108	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of NuGen Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 44645 Guilford Drive, Suite 201, Ashburn, Virginia 20147.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Ronald Takamura (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o Board of Education of Prince George's County, 14201 School Lane, Upper Marlboro, MD 20772

(c)           The Reporting Person’s principal occupation is Journeyman (Mechanic)

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On January 29, 2010, the Issuer (formerly known as InovaChem, Inc.), acquired all of the issued and outstanding capital stock of NuGen Mobility, Inc., a private Delaware corporation (“NuGen”), pursuant to a merger agreement dated January 29, 2010 (the “Merger Agreement”), with NuGen and InovaChem Mergerco II, Inc., a wholly-owned subsidiary of InovaChem, Inc. Pursuant to the terms of the Merger Agreement, NuGen merged with and into InovaChem Mergerco II, and NuGen, as the surviving corporation, became a wholly-owned subsidiary of InovaChem (the “Merger”). On March 4, 2010, the Issuer’s name was changed from InovaChem, Inc. to NuGen Holdings, Inc. Upon the effectiveness of the Merger, each issued and outstanding share of NuGen’s common stock was converted into one share of the Issuer’s common stock. The Reporting Person received 4,884,009 shares of the Issuer’s common stock as a result of the Merger.

From August 2006 to June 2009, the Reporting Person made loans to the Issuer in the aggregate principal amount of $371,500. As of December 31, 2009 these loans accrued a total of $93,976 of interest thereon. On January 29, 2010, in connection with the Merger, and private placement of the Issuer, the Reporting Person was issued 3,103,173 shares of common stock as a result of the cancellation of loans, including accrued interest thereon.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 67051V 108	13D	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

(a)           As of January 4, 2011, the Reporting Person may be deemed the beneficial owner of 7,987,182 shares of the Issuer’s common stock representing 14.19% of the Issuer’s outstanding common stock based on 56,294,064 shares of common stock outstanding as of January 4, 2011.

(b)           The Reporting Person has the sole power to vote or to direct to vote and to dispose of or to direct the disposition of 7,987,182 shares of common stock.

(c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,987, 182 shares of common stock that are held by the Reporting Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 67051V 108	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2011

/s/ Ronald Takamura
Ronald Takamura